Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Citigroup Inc.:

We consent to the incorporation by reference in the Prospectus on Form S-3 of Citigroup Inc. relating to the Amended and Restated Dividend Reinvestment and Direct Stock Purchase Plan of our reports dated February 22, 2008, with respect to the consolidated balance sheets of Citigroup Inc. and subsidiaries (“Citigroup”) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, and the related consolidated balance sheets of Citibank, N.A. and subsidiaries as of December 31, 2007 and 2006, and the effectiveness of internal control over financial reporting as of December 31, 2007, and to the reference to our firm under the heading “Experts” in the prospectus. The aforementioned report with respect to the consolidated financial statements of Citigroup refers to changes in 2007 in Citigroup’s methods of accounting for fair value measurements, the fair value option for financial assets and financial liabilities, uncertainty in income taxes and cash flows relating to income taxes generated by a leverage lease transaction, and in 2006 in Citigroup’s methods of accounting for stock-based compensation, certain hybrid financial instruments, servicing of financial assets and defined benefit pensions and other postretirement benefits, and in 2005 in Citigroup’s method of accounting for conditional asset retirement obligations associated with operating leases.

/s/ KPMG LLP

New York, New York

July 22, 2008